

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

Via E-mail
Jeffrey P. Julien
Executive Vice President – Finance, Chief Financial Officer, and Treasurer
Raymond James Financial, Inc.
800 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Raymond James Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **File No. 001-09109**

Dear Mr. Julien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 100

1. Your disclosure indicates that you provide various types and levels of advisory services. It appears that some, but not all, of the advisory services you offer are through registered investment advisors (RIA); that some, but not all of these RIA services are offered through your employees versus independent contractors; and some are offered through your own RIA license while in other situations you provide certain transaction and processing services to unaffiliated RIAs who are operating through their own RIA license. Please address the following regarding these advisory services:

Jeffrey P. Julien
Raymond James Financial, Inc.
April 18, 2013
Page 2

- For each of your main operating subsidiaries, please tell us in detail the nature of the advisory services offered and the extent to which the services are through your employees versus nonemployees and through your own RIA license or an unaffiliated entity's RIA license. Clearly explain the extent to which such amounts are reported gross versus net.

- In future filings, please revise your Business section to more clearly identify the nature of the services being provided, the nature of the revenue stream (including the extent to which such services are billed on a gross or net basis), and to identify the extent to which services are offered through your own license versus another entity's license. To the extent possible, please more clearly link these revenue streams to your tabular breakdown of revenues on page 41 and revenue recognition policies on page 100.

- In reference to your revenue recognition policy related to your "Investment advisory fees" on page 100, please revise your future filings to clearly indicate how you report investment advisory fees you generate from various advisory channels. Refer to ASC 605-45-45. To the extent the fees you record on a net basis in the aggregate are much smaller than the fees you record on a gross basis in the aggregate, confirm that fact and briefly disclose where the net amounts are reported.

- In future filings, please consider revising Management's Discussion and Analysis or your Business section to provide disclosure about the margins earned for the different types of advisory revenue streams reported. To the extent these margin percentages or ranges change over time (either due to integration of acquisitions or other reasons), please revise your MD&A to discuss that fact.

You may contact Hana Hoffmann at (202) 551-3799 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief